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                                                                     EXHIBIT 6

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CONTACTS:

QUICKTURN DESIGN SYSTEMS, INC.             ABERNATHY MACGREGOR FRANK
Joan Powell                                Pauline Yoshihashi / Matt Sherman
Director, Marketing Communications         In San Jose 8/24 (408) 914-6000
(408) 914-6701                             In New York 8/25 (212) 371-5999
joan@quickturn.com


FOR IMMEDIATE RELEASE

                  QUICKTURN DESIGN SYSTEMS BOARD OF DIRECTORS
                  REJECTS MENTOR GRAPHICS' UNSOLICITED OFFER

     SAN JOSE, CALIF. (August 24, 1998)  Quickturn Design Systems, Inc. (Nasdaq:
QKTN) today announced that its board of directors rejected an unsolicited tender offer by Mentor Graphics Corporation (Nasdaq: MENT) to purchase all of the outstanding shares of Quickturn for $12.125 per share in cash. The board determined that the Mentor offer is inadequate, does not reflect the inherent value of the company, and is not in the best interests of Quickturn or its stockholders. Accordingly, the Quickturn board recommended Quickturn stockholders not tender their shares to Mentor pursuant to Mentor's offer.

     "This opportunistic, inadequate offer comes at a moment of weakness for Quickturn's stock price and a moment of desperation for Mentor's design verification strategy," Keith R. Lobo, president and chief executive officer of Quickturn Design Systems, Inc. said. "Weakness for Quickturn's stock price, because of the economic downturn in the Asia/Pacific region and the corresponding slowdown in the region's new electronics product design. Desperation for Mentor's design verification strategy, because we are beating them in the marketplace, and we are beating them in the courts. Mentor's bid implicitly acknowledges the inferiority of their product position."

     "We are rejecting Mentor's bid because we see, as they do, the potential for renewed growth in our key technologies. As the industry transitions to deep submicron design, increasing chip complexity demands Quickturn's technology and expertise. Assuming even a minimal recovery in the Asia/Pacific region, we are comfortable with industry research projections of 22% annual growth in total emulation revenue through 2001, and 42% annual growth in total high performance simulation revenue, also through 2001," Mr. Lobo said.

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      "As demand for these products grows, we believe customers will turn to
Quickturn. Quickturn is the acknowledged emulation technology and implementation leader. Our new Mercury/TM/ product, which supports design complexities up to 10 million logic gates, has the potential to do for Quickturn in 1999 and 2000 what System Realizer/TM/ did for our company in 1995 and 1996. Among Mercury's numerous innovations is the breakthrough SimServer/TM/ technology, which expands our verification expertise beyond traditional emulation boundaries into a new class of high-performance solutions. We are also working on enhancements to our CoBALT/TM/ product, which will address the verification needs of customers' synchronous designs with complexities in the 8 million to 20 million logic gate range, as well as integration with our high-performance SpeedSim/TM/ cycle-based simulator," Mr. Lobo continued.

      "Mentor understands the forces that will drive demand for these products, and they understand the scarcity value of Quickturn's position in the industry. We have the patents, we have the installed base, we have the R&D, and we have the people. Others have tried to beat us; they've failed. We believe Quickturn stockholders will find the superior potential of this company amply demonstrated in 1999 and 2000," Mr. Lobo said.

      In its recommendation to Quickturn stockholders, the board of directors considered, among other things:

   . Quickturn's established position as the leading provider of emulation technology and a leader in cycle-based simulation, for the integrated circuit design verification market, as well as its reputation in the industry as a technological leader and innovator in this area. In this regard, the board of directors noted that the company has supplied more than 80% of the installed base of emulation systems worldwide;

   . Quickturn's prospects for future growth based upon its current and future product plan, including the recently introduced Mercury/TM/ Design Verification System, which offers substantially improved performance and ease of use, as well as the company's additional products and enhancements planned for introduction at appropriate intervals over the next few years;

   . Quickturn's proven technical expertise, reflected in an estimated 4,000 completed customer design projects and developed over years of activity in the design verification market;

   . Quickturn's expenditures of over $60 million on research and development in the past three years, leading to current and future planned products;

   . Quickturn's strong intellectual property position, including 25 issued United States patents, 25 pending United States patent applications and numerous international patents and patent application filings;

   . Quickturn's reputation for high-quality worldwide customer service and support resulting in the completion of an estimated 4,000 customer design projects;

   . Quickturn's acknowledged strength in the sale and implementation of emulation products;

   .  Quickturn's acknowledged high-quality manufacturing infrastructure;

   . Anticipated growth in demand for emulation and cycle-based simulation resulting from continuing substantial increases in semiconductor design complexity;

   . Current conditions in Quickturn's business and markets, including the current adverse economic conditions in Asia, which have had a substantial effect upon the company's recent quarterly financial performance and recent stock price;

   . The historical trading prices of Quickturn's common stock, including the fact that Mentor's offer is more than 25% below the stock's highest closing price over the last year, and less than 4% above its average closing price during the same period; and

   . An opinion from the investment banking firm of Hambrecht & Quist LLC that Mentor's offer is inadequate, from a financial point of view, to Quickturn stockholders, as of the date of such opinion, supported by, among other things, analyses performed by H&Q of Quickturn's historical and projected financial performance,

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and consequent implied valuations of the company.

     Quickturn announced today that it is filing with the Securities and Exchange Commission, and will mail to stockholders, a Solicitation/ Recommendation Statement on Schedule 14D-9 setting forth the company's formal recommendation with respect to Mentor's offer. Additional information with respect to the board's decision to recommend that stockholders reject the Mentor offer and the matters considered by the board in reaching such decision is contained in the Schedule 14D-9.

     In addition, Quickturn announced that its board of directors amended certain provisions of the company's Bylaws and authorized certain amendments to its Preferred Shares Rights Agreement. The amendment to the Bylaws specifies certain procedures concerning the calling of a special meeting of the stockholders by holders representing at least 10 percent of the votes, including that the board shall set a date for such meeting not less than 90 days nor more than 100 days after the receipt of a valid request for a meeting.

     The proposed amendments to the company's Preferred Shares Rights Agreement remove the so-called "dead-hand" provisions that require the concurrence of continuing directors to undertake certain actions, including redeeming the Rights or amending the Rights Agreement in the event of a change of control of the board. The proposed amendments also provide that the Rights cannot be redeemed or exchanged and the Rights Agreement cannot be amended for a period of 180 days following an annual or special meeting in which a majority of the board is elected, if such redemption, exchange or amendment is reasonably likely to facilitate a change in control transaction with certain acquirors.

     Quickturn Design Systems, Inc. is the leading provider of verification products and time-to-market engineering (TtME/TM/) services for the design of complex integrated circuit and electronic systems. The company's products are used worldwide by developers of high-performance computing, multimedia, graphics and communications systems. Quickturn is headquartered at 55 W. Trimble Road, San Jose, CA 95131-1013; Telephone: 408/914-6000. For more information, visit the Quickturn Web site at www.quickturn.com or send e-mail to info@quickturn.com.

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Quickturn, the Quickturn logo, Mercury, SimServer, SpeedSim, System Realizer and CoBALT are registered trademarks or trademarks of Quickturn Design Systems, Inc.